FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 11, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 11, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


9 December 2003               Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 31,940 Ordinary shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 10 December 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

11 December 2003

11 December 2003

                              GlaxoSmithKline PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 155,884 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 77,942 shares to be issued under the GlaxoSmithKline Share Option Plan-Ordinary and 77,942 shares to be issued under the GlaxoSmithKline Share Option Plan-ADS.

                             Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.90 per Ordinary Share on 9 December 2003 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe    Acquisition of 10 Ordinary Shares under the partnership element of the Plan (personal contribution)

                 Acquisition of 10 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr Coombe and the Company were advised of this information on 10 December 2003.



S M Bicknell
Company Secretary

11 December 2003